Filed by Terminix Global Holdings, Inc.
Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Terminix Global Holdings, Inc.
(Commission File No. 001-36507)
Date: March 1, 2022

[The following is the Fourth-Quarter and Full-Year 2021 Earnings Webcast Presentation of Terminix Global Holdings, Inc.]

Fourth - Quarter and Full - Year 2021 Earnings Webcast March 1, 2022

Cautionary Statements 2 Safe Harbor Statements Information Regarding Forward - Looking Statements, Additional Information About The Proposed Rentokil Transaction And Where To Fi nd It, and Information for Participants in the Solicitation of Proxies can be found in the appendix of this presentation. Note to Non - GAAP Financial Measures This presentation contains certain non - GAAP financial measures. Non - GAAP measures should not be considered as an alternative to GAAP financial measures. Non - GAAP measures may not be calculated like or comparable to similarly titled measures of other companies. See non - GAAP reconciliations below in this presentation for a reconciliation of these measures to the most directly comparable GAAP f ina ncial measures. Organic revenue growth, Adjusted EBITDA, adjusted net income, adjusted earnings per share, free cash flow, free cas h f low conversion and net debt leverage ratio are not measurements of the Company’s financial performance under GAAP and should not be considered as an alternative to net income, net cash provided by operating activities from continuing operations, or any othe r p erformance or liquidity measures derived in accordance with GAAP. Management uses these non - GAAP financial measures to facilitate operating performance and liquidity comparisons, as applicable, from period to period. We believe these non - GAAP financial measures are useful for investors, analysts and other interested parties as they facilitate company - to - company operating performance and liquidity comparisons, as applicable, by excluding potential differences caused by variations in capital structures, acquisition activity, taxation, the age and book depreciation of facilities and equipment, restructuring initiatives and equity - based, long - term incentive plans.

CONFIDENTIAL AND PROPRIETARY. DO NOT DISTRIBUTE. Agenda Q4 & FY 2021 Performance Highlights Brett Ponton Strategic Priorities Update Brett Ponton Q4 & FY 2021 Financial Summary Bob Riesbeck Rentokil Merger Update Brett Ponton Closing Remarks and Q&A Brett Ponton Brett Ponton Chief Executive Officer Jesse Jenkins VP Investor Relations, FP&A and Treasurer Bob Riesbeck Executive Vice President & Chief Financial Officer 3

Q4 & FY Performance and Recent Operating Highlights Fourth - quarter organic revenue growth of 3%: □ 9% organic revenue 1 growth in termite and home services □ 4% organic revenue 1 growth in residential pest □ 2% organic revenue 1 decline in commercial pest □ 2% revenue growth from M&A Fourth - quarter Adjusted EBITDA 1 margins of 15.0%: □ $6m direct cost productivity □ $5m increased medical claims and $5m higher labor expense as we continue to manage through COVID - 19 Strategic Priorities Progress: □ Progress on termite damage claims - lowest number of new non - litigated claims since 2018 □ Good early progress from website launched in December □ CxP fully deployed in Southwest region □ TMX Way branch pilot targeted for the coming months □ Excitement building for additional capabilities that will be available with the Rentokil merger Delivered on Full - Year 2021 Revenue, Adjusted EBITDA, Organic Growth and Free Cash Flow Guidance Expectations 1 See Appendix for non - GAAP reconciliations and non - GAAP definitions and slide 6 for reconciliation of revenue growth to organic r evenue growth. Approximately 50bps of total organic revenue growth was related to favorable currency translation. 4

Customer Acquisition & Penetration • Improvements in staffing levels • Good progress on recovery through January • Trainees up 38% in the fourth - quarter • New Commercial sales pay plan introduced to combat staffing shortages and negative impact on commercial pest revenue • Commercial sales hires up 83% • Terminix Way “Journey to Route - Tech” training plan • New website launched in December • Web sales up 22% in Jan • CxP deployed in Southwest Division • Continue to improve customer penetration • Up over 2% YoY Customer Retention Expand Profit Margin Teammate Experience • Residential & Commercial Pest: • Q4 cancel rate improvement • Retention rate improvement YoY • Termite: • Increased moving - related cancels driving slight decline in retention rates • Strong revenue conversion with solid termite growth and price realization • $6m direct cost productivity • Continue to manage higher labor and medical expenses lingering from pandemic • Lowest new termite damage claims in a quarter since 2018 Strategic Priorities Continuing to Build Momentum on Strategic Priorities through Terminix Way and CxP Initiatives 5

$84 $181 $136 $23 $76 $172 $134 $22 Termite and Home Services Residential Pest Management Commercial Pest Management Sales of Product and Other Q4 2021 Q4 2020 Termite Renewals Termite & Home Services Completions Terminix Q4 Revenue Growth by Channel Q4 2021 Growth Organic 9% M&A 0% Total 9% Q4 2021 Growth Organic 4% M&A 2% Total 5% Q4 2021 Growth Organic -2% M&A 4% Total 2% Strong Organic Termite and Residential Pest Growth 1 Bolstered with Acquired Growth in Commercial Pest 9% 5% 4% $ millions 11% 7% $144 $131 2% $55 $59 1 See Appendix for non - GAAP definitions. 6

68 73 13 6 1 5 5 3 1 1 Q4'20 Revenue Conversion Labor Direct Productivity Medical CxP and Terminix Way Investment Sales and Marketing Travel Other Q4'21 Terminix Q4 Financial Results Adjusted EBITDA ($M) 1 See Appendix for non - GAAP reconciliations and non - GAAP reconciliation definitions. ($ millions, except EPS) Q4 2021 Q4 2020 Revenue 484$ 460$ 24$ 5% Gross Profit 187$ 180$ 7$ 4% Margin 38.7% 39.1% Adjusted EBITDA 1 73$ 68$ 4$ 6% Margin 15.0% 14.8% Adjusted Net Income 1 24$ 28$ (4)$ (15)% Margin 4.9% 6.1% Adjusted EPS 1 0.20$ 0.21$ (0.02)$ (7)% Variance 7

2021 Full - Year Cash Flow Summary $ millions 1 See Appendix for non - GAAP reconciliations and non - GAAP reconciliation definitions. December 31, 2021 Total long-term debt 899 Cash 116 Net Debt 783 Adjusted EBITDA 1 387 Net Debt Leverage Ratio 1 2.0x 8 Full Year 2021 Opening Cash 615 Adj. EBITDA 1 387 Working Capital (46) CapEx (22) Cash Interest (48) Cash Taxes (14) Other (40) Free Cash Flow 1 217 FCF Conversion 1 56% M&A (113) Borrowings of Debt 50 Debt Payments (144) Share Repurchase (541) Discontinued Operations 17 Other 14 Cash Flow (499) Ending Cash Balance 116 Net Debt Leverage Ratio 1 2.0x

Rentokil Merger Update Strong Cultural Fit; Excellent Response from Customers and Teammates Compelling Industrial Logic Synergies of at least $150M; Attractive Financials Integration Planning Underway Leveraging both Companies’ M&A Expertise On Track Business Strategy, Integration Strategy and Value Capture Operating Model People, Culture, Change and Communications IT Enablement Integration Management Good Progress on Joint Integration Planning Workstreams Key Workstreams (Regulatory, SEC, Shareholders) on Track for Expected H2 Completion Compelling industrial logic. Integration planning underway. Strong collaboration. Expected H2 completion. Complementary Brands and Capabilities Drives Local Density 9

Closing Comments and Q&A □ Organic growth momentum with improvements in digital marketing, staffing levels and pricing □ 2022 off to a strong start as we capitalize on the foundational improvements made during 2021 □ Teammates are engaged and excited about the proposed Rentokil merger 10

CONFIDENTIAL AND PROPRIETARY. DO NOT DISTRIBUTE. Appendix

Non - GAAP Reconciliation Definitions Organic revenue growth is defined as revenue excluding revenue from acquired customers for 12 months following the acquisition date. A reconciliation of revenue growth to organic revenue growth is included on slide 7. Adjusted EBITDA is defined as net income (loss) before: depreciation and amortization expense; acquisition - related costs; Mobile Bay Formosan termite settlement; non - cash stock - based compensation expense; restructuring and other charges; goodwill impairment, net earnings from discontinued operations; provision for income taxes; loss on extinguishment of debt; and interest expense. Adjusted Net Income is defined as net income (loss) before: amortization expense; acquisition - related costs; Mobile Bay Formosan termite settlement; restructuring and other charges; goodwill impairment, net earnings from discontinued operations; loss on extinguishment of debt; and the tax impact of the aforementioned adjustments. Adjusted EPS is calculated as adjusted net income divided by the weighted - average diluted common shares outstanding. Free Cash Flow is defined as net cash provided from operating activities from continuing operations; less property additions. Free Cash Flow Conversion is defined as free cash flow divided by Adjusted EBITDA. Net debt leverage ratio is defined as total debt less cash divided by Adjusted EBITDA. The net debt leverage ratio is calculated on slide 9. 12

Q4 2021 Consolidated Results $ millions, except per share data 1 See following slides for non - GAAP reconciliations. 2021 2020 B/(W) Revenue 484$ 460$ 24$ YoY Growth 5% Gross Profit 187 180 7 % of revenue 38.7% 39.1% 0.4 pts Selling and administrative expenses (139) (136) (3) % of revenue 28.7% 29.6% 0.9 pts Amortization expense (11) (10) (1) Acquisition-related costs 2 — 2 Fumigation related matters (2) — (2) Restructuring and other charges (9) (2) (7) Interest expense (11) (17) 5 Interest and net investment income 1 1 (1) Loss on extinguishment of debt — (26) 26 Income (Loss) from Continuing Operations before Income Taxes 18 (9) 27 Benefit for income taxes 12 (7) (19) Equity in earnings of joint venture — (1) 1 Income (Loss) from Continuing Operations 7 (1) 8 Net earnings from discontinued operations — 491 (491) Net Income (Loss) 7$ 490$ (484)$ Weighted-average diluted common shares outstanding 121.4 132.1 Diluted Earnings (Loss) Per Share 0.06$ 3.71$ (3.66)$ Adjusted Net Income 1 24$ 28$ (4)$ Adjusted EBITDA 1 73$ 68$ 4$ Adjusted Earnings Per Share 1 0.20$ 0.21$ (0.02)$ Free cash flow 1 17$ (19)$ 37$ Free cash flow conversion 1 24% (28) % 52 % Fourth Quarter 13

Q4 2021 Net Income to Adjusted EBITDA and Adjusted Net Income Reconciliations $ millions, except per share data Net income $ 7 $ 490 Depreciation and amortization expense 29 28 Acquisition-related costs (2) — Fumigation related matters 2 — Non-cash stock-based compensation expense 5 3 Restructuring and other charges 9 2 Net earnings from discontinued operations — (491) Provision for income taxes 12 (7) Loss on extinguishment of debt — 26 Interest expense 11 17 Adjusted EBITDA $ 73 $ 68 Net income $ 7 $ 490 Amortization expense 11 10 Acquisition-related costs (2) — Fumigation related matters 2 — Restructuring and other charges 9 2 Loss on extinguishment of debt — 26 Net earnings from discontinued operations — (491) Tax impact of adjustments (3) (9) Adjusted Net Income $ 24 $ 28 Weighted average diluted common shares outstanding 121 132.6 Adjusted earnings per share $ 0.20 $ 0.21 Fourth Quarter 2021 2020 14

2021 Net Income to Free Cash Flow Reconciliation $ millions Net Income $ 125 $ 551 Depreciation and amortization expense 110 110 Working capital, excluding impact of accrued interest and taxes (46) 3 Fumigation related matters, net of payments 1 (0) Loss on extinguishment of debt — 26 Working capital impact of accrued interest and taxes (8) 19 Deferred income tax provision 34 8 Stock-based compensation expense 20 16 Restructuring and other charges, net of payments 9 3 Goodwill impairment 3 — Mobile Bay Formosan termite settlement, net of payments 4 — Acquisition-related costs, net of payments (5) (5) Net earnings from discontinued operations 1 (531) Other (10) (3) Net Cash Provided from Operating Activities $ 239 $ 198 Property additions, net of government grant fundings for property additions (22) (26) Free Cash Flow $ 217 $ 172 Adjusted EBITDA $ 387 $ 345 Free Cash Flow Conversion 56% 50% 2021 2020 Full Year 15

Information Regarding Forward-Looking Statements

This communication contains forward-looking statements as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995. Forward-looking statements can sometimes be identified by the use of forward-looking terms such as "believes," "expects," "may," "will," "shall," "should," "would," "could," "potential," "seeks," "aims," "projects," "predicts," "is optimistic," "intends," "plans," "estimates," "targets," "anticipates," "continues" or other comparable terms or negatives of these terms, but not all forward-looking statements include such identifying words. Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. We can give no assurance that such plans, estimates or expectations will be achieved and therefore, actual results may differ materially from any plans, estimates or expectations in such forward-looking statements. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include: a condition to the closing of the proposed transaction may not be satisfied; the occurrence of any event that can give rise to termination of the proposed transaction; a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated; Rentokil is unable to achieve the synergies and value creation contemplated by the Proposed transaction; Rentokil is unable to promptly and effectively integrate Terminix's businesses; management's time and attention is diverted on transaction related issues; disruption from the proposed transaction makes it more difficult to maintain business, contractual and operational relationships; the credit ratings of Rentokil declines following the proposed transaction; legal proceedings are instituted against Terminix or Rentokil; Terminix or Rentokil is unable to retain or hire key personnel; the announcement or the consummation of the proposed acquisition has a negative effect on the market price of the capital stock of Terminix or Rentokil or on Terminix's or Rentokil's operating results; evolving legal, regulatory and tax regimes; changes in economic, financial, political and regulatory conditions, in the United Kingdom, the United States and elsewhere, and other factors that contribute to uncertainty and volatility, natural and man-made disasters, civil unrest, pandemics (e.g., the coronavirus (COVID-19) pandemic (the "COVID-19 pandemic")), geopolitical uncertainty, and conditions that may result from legislative, regulatory, trade and policy changes associated with the current or subsequent U.S. or U.K. administration; the ability of Rentokil or Terminix to successfully recover from a disaster or other business continuity problem due to a hurricane, flood, earthquake, terrorist attack, war, pandemic, security breach, cyber-attack, power loss, telecommunications failure or other natural or man-made event, including the ability to function remotely during long-term disruptions such as the COVID-19 pandemic; the impact of public health crises, such as pandemics (including the COVID-19 pandemic) and epidemics and any related company or governmental policies and actions to protect the health and safety of individuals or governmental policies or actions to maintain the functioning of national or global economies and markets, including any quarantine, "shelter in place," "stay at home," workforce reduction, social distancing, shut down or similar actions and policies; actions by third parties, including government agencies; the risk that disruptions from the proposed transaction will harm Rentokil's or Terminix's business, including current plans and operations; certain restrictions during the pendency of the acquisition that may impact Rentokil's or Terminix's ability to pursue certain business opportunities or strategic transactions; Rentokil's or Terminix's ability to meet expectations regarding the accounting and tax treatments of the proposed transaction; the risks and uncertainties discussed in the "Risks and Uncertainties" section in Rentokil's reports available on the National Storage Mechanism at morningstar.co.uk/uk/NSM and on its website at https://www.rentokil-initial.com; and the risks and uncertainties discussed in the "Risk Factors" and "Information Regarding Forward-Looking Statements" sections in Terminix's reports filed with the SEC. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the proxy statement/prospectus and shareholder proxy circular. While the list of factors presented here is, and the list of factors to be presented in proxy statement/prospectus and shareholder proxy circular will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. We caution you not to place undue reliance on any of these forward-looking statements as they are not guarantees of future performance or outcomes and that actual performance and outcomes, including, without limitation, our actual results of operations, financial condition and liquidity, and the development of new markets or market segments in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this communication. Neither Rentokil nor Terminix assumes any obligation to update or revise the information contained herein, which speaks only as of the date hereof.

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Additional Information About The Proposed Rentokil Transaction And Where To Find It

In connection with the proposed transaction between Rentokil Initial plc ("Rentokil") and Terminix Global Holdings, Inc. ("Terminix"), Rentokil will file with the U.S. Securities and Exchange Commission (the "SEC") a registration statement on Form F-4, which will include a proxy statement of Terminix that also constitutes a prospectus of Rentokil. Each of Rentokil and Terminix will also file other relevant documents in connection with the proposed transaction. The definitive proxy statement/prospectus will be sent to the shareholders of Terminix. Rentokil will also file a shareholder proxy circular in connection with the proposed transaction with applicable securities regulators in the United Kingdom and the shareholder proxy circular will be sent to Rentokil's shareholders. This communication is not a substitute for any registration statement, proxy statement/prospectus or other documents Rentokil and/or Terminix may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS, INVESTORS, STOCKHOLDERS AND SHAREHOLDERS OF TERMINIX AND RENTOKIL ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE PROXY STATEMENT/PROSPECTUS AND SHAREHOLDER PROXY CIRCULAR, AS APPLICABLE, AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC OR APPLICABLE SECURITIES REGULATORS IN THE UNITED KINGDOM, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, IN CONNECTION WITH THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE, AS THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT TERMINIX, RENTOKIL, THE PROPOSED TRANSACTION AND RELATED MATTERS. The registration statement and proxy statement/prospectus and other documents filed by Rentokil and Terminix with the SEC, when filed, will be available free of charge at the SEC's website at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by Terminix online at investors.terminix.com, upon written request delivered to Terminix at 150 Peabody Pl., Memphis, TN 38103, USA, Attention: Corporate Secretary, or by calling Terminix's Corporate Secretary's Office by telephone at +1 901-597-1400 or by email at deidre.richardson@terminix.com, and will be able to obtain free copies of the registration statement, proxy statement/prospectus, shareholder proxy circular and other documents which will be filed with the SEC and applicable securities regulators in the United Kingdom by Rentokil online at https://www.rentokil-initial.com, upon written request delivered to Rentokil at Compass House, Manor Royal, Crawley, West Sussex, RH10 9PY, England, Attention: Katharine Rycroft, or by calling Rentokil by telephone at +44 (0) 7811 270734 or by email at katharine.rycroft@rentokilinitial.com.

This communication is for informational purposes only and is not intended to, and shall not, constitute an offer to sell or buy or the solicitation of an offer to sell or buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

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TERMINIX

Participants in the Solicitation of Proxies This communication is not a solicitation of proxies in connection with the proposed transaction. However, under SEC rules, Te rmi nix, Rentokil, and certain of their respective directors, executive officers and other members of the management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about Terminix’s directo rs and executive officers may be found on its website at corporate.terminix.com/responsibility/corporate - governance and in its 2020 Annual Report on Form 10 - K filed with the SEC on February 26, 2021, available at investors.terminix.com and www.sec.gov. Information about Rentokil’s di rec tors and executive officers may be found on its website at https://www.rentokil - initial.com and in its 2020 Annual Report filed with appl icable securities regulators in the United Kingdom on March 31, 2021, available on its website at https://www.rentokilinitial.com. These docume nts can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such potential pa rti cipants in the solicitation of proxies in connection with the proposed transaction will be included in the proxy statement/prospectus and sh are holder proxy circular and other relevant materials filed with the SEC and applicable securities regulators in the United Kingdom when they be come available. 18